[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

June 16, 2015

James E. O’Connor
Division of Investment Management
Securities and Exchange Commission
Washington, D.C.  20549

Re: Apollo Investment Corporation (File No. 814-00646)

Dear Mr. O’Connor:

Apollo Investment Corporation (the “Company”) has authorized us to make the following responses to the comments to its Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).  Your comments are set forth below in bold font and our response follows each respective comment.

1.
It be clarified that the authorization for below net asset value (“NAV”) issuances expire on the earlier of the one-year anniversary of the shareholder approval or the date of the Company’s 2016 annual meeting.  See Section 63(2)(A) of the Investment Company Act of 1940 (the “Act”).

The Company will rely on and satisfy all the conditions, including the requirements of Section 63 of the Act, on which no-action relief was granted in Kohlberg Capital Corporation, March 12, 2009 (the “Kohlberg Letter”).  In the Kohlberg Letter, the Securities and Exchange Commission (the “Commission”) staff stated that it would “not recommend enforcement action to the Commission against Kohlberg under section 23(b) of the Act or section 63 of the Act if Kohlberg sells its common stock at a price below the stock’s current NAV within one year after obtaining shareholder approval of such sale at a special, rather than an annual, meeting of shareholders.” (emphasis added.)  As such, the Company respectfully declines to revise the Proxy Statement in accordance with your comment.

2.
The shareholders at the meeting in question will be voting on only a non-routine matter under Rule 452 of the New York Stock Exchange Rules.  Because the proxy card does not include both routine and non-routine proposals, it appears that there will be no broker discretionary voting on at least one proposal.  Consequently, it appears that there will be no uninstructed shares at the meeting, considered “voting

Securities and Exchange Commission
June 16, 2015

securities present” for purposes of determining the presence of a quorum and determining the required majority.  Please provide a fuller explanation of a “broker non-vote” and also explain the concept of a “routine” proposal under Rule 452.

The Company has revised the Proxy Statement accordingly.

3.
The proxy cannot confer discretionary authority to adjourn the meeting to solicit votes in the face of a negative vote on the proposal.  Specifically, it is not a matter incident to the conduct of the meeting.  See Rule 14a-4(c)(7) under the Securities Exchange Act of 1934 (the “1934 Act”).  Thus, the chairman cannot adjourn the meeting to prevent a vote with which he does not agree.  Such an adjournment must be authorized by means of specific proposal in the proxy that receives the required majority of shareholder votes.  See Rule 14a-4(d)(4) under the 1934 Act.

The Company has revised the relevant disclosure to the following:

Additional Solicitation. If there are not enough shares represented at the Meeting for a quorum or votes to approve the proposal at the Meeting, the Chairman of the Meeting may adjourn the Meeting to permit the further solicitation of proxies.

The Company notes that pursuant to its by-laws, the Chairman of a stockholder meeting has authority to adjourn such meeting.  Such authority is separate and distinct from the discretionary authority provided pursuant to the proxy.

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Securities and Exchange Commission
June 16, 2015

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call either Steven Grigoriou at 416-777-4727 or Richard Prins at 212-735-2790.

Sincerely,

/s/ Steven Grigoriou
Steven Grigoriou, Esq.